FEB. 27, 2004

04010343

OFFICE OF INTERNATIONAL
CORPORATE FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

RE: FARMACIAS BENAVIDES, S.A. DE C.V.
(THE "ISSUER"): FILE N° 82-3600

SUPPL

DEAR SIR OR MADAM::

ON BEHALF OF THE ISSUER, WE ENCLOSE FOR FILING THE ISSUER'S.

1.- CONSOLIDATED FINANCIAL STATEMENT FOR THE FOURTH QUARTER OF 2003..

THE RELEASES ARE TO BE FILED WITH RESPECT TO THE ISSUER'S OBLIGATIONS PURSUANT TO RULE 12g3-2 (b). PLEASE ACKNOWLEDGE RECEIPT OF THIS LETTER BY STAMPING AND RETURNING THE ENCLOSED COPY IN THE SELF-ADDRESSED, STAMPED ENVELOPE PROVIDED FOR YOUR CONVENIENCE..

PROCESSED
MAR 08 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED
MAR 05 2004
WASH, D.C. 155

VERY TRULY YOURS,

RENE ROMO CHAVEZ
INFORMATION FINANCIAL MANAGER
TEL. (81-8) 150-77.00

# MEXICAN STOCK EXCHANGE
# SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**
**FAR BEN, S.A. DE C.V.**

QUARTER: 4 YEAR: **2003**

**CONSOLIDATED FINANCIAL STATEMENT**
AT DECEMBER 31 OF 2003 AND 2002
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT Amount | % | QUARTER OF PREVIOUS Amount | % |
|---|---|---|---|---|---|
| 1 | **TOTAL ASSETS** | **2,385,464** | **100** | **2,292,646** | **100** |
| 2 | **CURRENT ASSETS** | **1,435,312** | **60** | **1,146,710** | **50** |
| 3 | CASH AND SHORT-TERM INVESTMENTS | 184,074 | 8 | 291,917 | 13 |
| 4 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 103,702 | 4 | 134,430 | 6 |
| 5 | OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE | 154,356 | 6 | 77,165 | 3 |
| 6 | INVENTORIES | 710,680 | 30 | 643,198 | 28 |
| 7 | OTHER CURRENT ASSETS | 282,500 | 12 | 0 | 0 |
| 8 | **LONG-TERM** | **52,523** | **2** | **53,873** | **2** |
| 9 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 0 | 0 | 0 | 0 |
| 10 | INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED | 0 | 0 | 0 | 0 |
| 11 | OTHER INVESTMENTS | 52,523 | 2 | 53,873 | 2 |
| 12 | **PROPERTY, PLANT AND EQUIPMENT** | **755,219** | **32** | **982,456** | **43** |
| 13 | PROPERTY | 39,040 | 2 | 395,736 | 17 |
| 14 | MACHINERY AND INDUSTRIAL | 0 | 0 | 0 | 0 |
| 15 | OTHER EQUIPMENT | 1,459,710 | 61 | 1,779,790 | 78 |
| 16 | ACCUMULATED DEPRECIATION | 743,531 | 31 | 1,193,070 | 52 |
| 17 | CONSTRUCTION IN PROGRESS | 0 | 0 | 0 | 0 |
| 18 | **DEFERRED ASSETS (NET)** | **132,232** | **6** | **93,816** | **4** |
| 19 | **OTHER ASSETS** | **10,178** | **0** | **15,791** | **1** |
| 20 | **TOTAL LIABILITIES** | **1,378,549** | **100** | **1,333,223** | **100** |
| 21 | **CURRENT LIABILITIES** | **1,005,688** | **73** | **950,452** | **71** |
| 22 | SUPPLIERS | 780,714 | 57 | 759,405 | 57 |
| 23 | BANK LOANS | 0 | 0 | 0 | 0 |
| 24 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| 25 | TAXES TO BE PAID | 0 | 0 | 0 | 0 |
| 26 | OTHER CURRENT LIABILITIES | 224,974 | 16 | 191,047 | 14 |
| 27 | **LONG-TERM LIABILITIES** | **300,603** | **22** | **318,933** | **24** |
| 28 | BANK LOANS | 0 | 0 | 0 | 0 |
| 29 | STOCK MARKET LOANS | 300,603 | 22 | 318,933 | 24 |
| 30 | OTHER LOANS | 0 | 0 | 0 | 0 |
| 31 | **DEFERRED LOANS** | **0** | **0** | **0** | **0** |
| 32 | **OTHER LIABILITIES** | **72,258** | **5** | **63,838** | **5** |
| 33 | **CONSOLIDATED STOCK HOLDERS' EQUITY** | **1,006,915** | **100** | **959,423** | **100** |
| 34 | **MINORITY INTEREST** | **106** | | **0** | |
| 35 | **MAJORITY INTEREST** | **1,006,809** | **100** | **959,423** | **100** |
| 36 | **CONTRIBUTED CAPITAL** | **1,810,324** | **180** | **1,810,386** | **189** |
| 37 | PAID-IN CAPITAL STOCK (NOMINAL) | 698,370 | 69 | 698,370 | 73 |
| 38 | RESTATEMENT OF PAID-IN CAPITAL STOCK | 537,663 | 53 | 537,705 | 56 |
| 39 | PREMIUM ON SALES OF SHARES | 574,291 | 57 | 574,311 | 60 |
| 40 | CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 | 0 | 0 |
| 41 | **CAPITAL INCREASE (DECREASE)** | **-803,515** | **-80** | **-850,963** | **-89** |
| 42 | RETAINED EARNINGS AND CAPITAL RESERVE | 95,117 | 9 | 733,213 | 76 |
| 43 | REPURCHASE FUND OF SHARES | 104,735 | 10 | 155,545 | 16 |
| 44 | EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY | -1,085,621 | -108 | -1,610,039 | -168 |
| 45 | NET INCOME FOR THE YEAR | 82,254 | 8 | -129,682 | -14 |

# MEXICAN STOCK EXCHANGE
# SIFIC/ICS

STOCK EXCHANGE CODE :**BEVIDES**
**FAR BEN, S.A. DE C.V.**

QUARTER: 4 YEAR: **2003**

**CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 3 | **CASH AND SHORT-TERM INVESTMENTS** | **184,074** | **100** | **291,917** | **100** |
| 46 | CASH | 58,779 | 32 | 22,803 | 8 |
| 47 | SHORT-TERM INVESTMENTS | 125,295 | 68 | 269,114 | 92 |
| 18 | **DEFERRED ASSETS (NET)** | **132,232** | **100** | **93,816** | **100** |
| 48 | AMORTIZED OR REDEEMED EXPENSES | 23,358 | 18 | 30,738 | 33 |
| 49 | GOODWILL | 10,558 | 8 | 10,929 | 12 |
| 50 | DEFERRED TAXES | 98,316 | 74 | 52,149 | 56 |
| 51 | OTHERS | 0 | 0 | 0 | 0 |
| 21 | **CURRENT LIABILITIES** | **1,005,688** | **100** | **950,452** | **100** |
| 52 | FOREING CURRENCY LIABILITIES | 685 | 0 | 841 | 0 |
| 53 | MEXICAN PESOS LIABILITIES | 1,005,003 | 100 | 949,611 | 100 |
| 24 | **STOCK MARKET LOANS** | **0** | **100** | **0** | **100** |
| 54 | COMMERCIAL PAPER | 0 | 0 | 0 | 0 |
| 55 | CURRENT MATURITIES OF MEDIUM TERM | 0 | 0 | 0 | 0 |
| 56 | CURRENT MATURITIES OF BONDS | 0 | 0 | 0 | 0 |
| 26 | **OTHER CURRENT LIABILITIES** | **224,974** | **100** | **191,047** | **100** |
| 57 | OTHER CURRENT LIABILITIES WITH COST | 0 | 0 | 0 | 0 |
| 58 | OTHER CURRENT LIABILITIES WITHOUT COST | 224,974 | 100 | 191,047 | 100 |
| 27 | **LONG-TERM LIABILITIES** | **300,603** | **100** | **318,933** | **100** |
| 59 | FOREING CURRENCY LIABILITIES | 0 | 0 | 0 | 0 |
| 60 | MEXICAN PESOS LIABILITIES | 300,603 | 100 | 318,933 | 100 |
| 29 | **STOCK MARKET LOANS** | **300,603** | **100** | **318,933** | **100** |
| 61 | BONDS | 300,603 | 100 | 318,933 | 100 |
| 62 | MEDIUM TERM NOTES | 0 | 0 | 0 | 0 |
| 30 | **OTHER LOANS** | **0** | **100** | **0** | **100** |
| 63 | OTHER LOANS WITH COST | 0 | 0 | 0 | 0 |
| 64 | OTHER LOANS WITHOUT COST | 0 | 0 | 0 | 0 |
| 31 | **DEFERRED LOANS** | **0** | **100** | **0** | **100** |
| 65 | NEGATIVE GOODWILL | 0 | 0 | 0 | 0 |
| 66 | DEFERRED TAXES | 0 | 0 | 0 | 0 |
| 67 | OTHERS | 0 | 0 | 0 | 0 |
| 32 | **OTHER LIABILITIES** | **72,258** | **100** | **63,838** | **100** |
| 68 | RESERVES | 72,258 | 100 | 63,838 | 100 |
| 69 | OTHERS LIABILITIES | 0 | 0 | 0 | 0 |
| 44 | **EXCCES (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY** | **-1,085,621** | **100** | **-1,610,039** | **100** |
| 70 | ACCUMULATED INCOME DUE TO MONETARY | 0 | 100 | 0 | 100 |
| 71 | INCOME FORM NON-MONETARY POSITION | -1,085,621 | -100 | -1,610,039 | -100 |

# MEXICAN STOCK EXCHANGE
# SIFIC/ICS

STOCK EXCHANGE CODE :**BEVIDES**
**FAR BEN, S.A. DE C.V.**

QUARTER: 4 YEAR: **2003**

**CONSOLIDATED FINANCIAL STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 72 | WORKING CAPITAL | 429,624 | 196,258 |
| 73 | PENSIONS FUND AND SENIORITY | 72,258 | 63,838 |
| 74 | EXECUTIVES (*) | 74 | 59 |
| 75 | EMPLOYERS (*) | 2,053 | 2,113 |
| 76 | WORKERS (*) | 3,662 | 4,205 |
| 77 | CIRCULATION SHARES (*) | 408,844,390 | 408,844,390 |
| 78 | REPURCHASED SHARES (*) | 0 | 0 |

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

# MEXICAN STOCK EXCHANGE
# SIFIC/ICS

STOCK EXCHANGE CODE :**BEVIDES**
**FAR BEN, S.A. DE C.V.**

QUARTER: 4 YEAR: **2003**

## CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2003 AND 2002
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **1** | **NET SALES** | **4,881,327** | **100** | **4,623,638** | **100** |
| 2 | COST OF SALES | 3,644,748 | 75 | 3,478,908 | 75 |
| **3** | **GROSS INCOME** | **1,236,579** | **25** | **1,144,730** | **25** |
| 4 | OPERATING | 1,204,234 | 25 | 1,178,021 | 25 |
| **5** | **OPERATING IN COME** | **32,345** | **1** | **-33,291** | **-1** |
| 6 | TOTAL FINANCING | -4,615 | 0 | 33,028 | 1 |
| **7** | **INCOME AFTER FINANCING COST** | **36,960** | **1** | **-66,319** | **-1** |
| 8 | OTHER FINANCIAL OPERATIONS | 0 | 0 | 0 | 0 |
| **9** | **INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING** | **36,960** | **1** | **-66,319** | **-1** |
| 10 | RESERVE FOR TAXES AND WORKERS´PROFIT SHARING | -25,200 | -1 | 15,663 | 0 |
| **11** | **NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING** | **62,160** | **0** | **-81,982** | **-2** |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES | 2,099 | 0 | -995 | 0 |
| **13** | **CONSOLIDATED NET INCOME OF CONTINUOUS OPERATION** | **64,259** | **0** | **-82,977** | **-2** |
| 14 | INCOME OF DISCONTINUOUS OPERATIONS | -3,596 | 0 | -6,756 | 0 |
| **15** | **CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS** | **67,855** | **1** | **-76,221** | **-2** |
| 16 | EXTRAORDINARY ITEMS NET EXPENSES | -14,399 | 0 | 53,461 | 1 |
| 17 | NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES | 0 | 0 | 0 | 0 |
| **18** | **NET CONSOLIDATED INCOME** | **82,254** | **2** | **-129,682** | **-3** |
| 19 | NET INCOME OF MINORITY INTEREST | | | | |
| **20** | **NET INCOME OF MAJORITY INTEREST** | **82,254** | **2** | **-129,682** | **-3** |

# MEXICAN STOCK EXCHANGE
# SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**
**FAR BEN, S.A. DE C.V.**

QUARTER: 4 YEAR: **2003**

## CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **1** | **NET SALES** | **4,881,327** | **100** | **4,623,638** | **100** |
| 21 | DOMESTIC | 4,881,327 | 100 | 4,623,638 | 100 |
| 22 | FOREIGN | 0 | 0 | 0 | 0 |
| 23 | TRANSLATED INTO DOLLAR(***) | 0 | 0 | 0 | 0 |
| **6** | **TOTAL FINANCING COST** | **-4,615** | **100** | **33,028** | **100** |
| 24 | INTEREST PAID | 26,047 | 564 | 111,165 | 337 |
| 25 | EXCHANGE LOSSES | 3,228 | 70 | 953 | 3 |
| 26 | INTEREST EARNED | 9,761 | 212 | 6,020 | 18 |
| 27 | EXCHANGE PROFITS | 8,960 | 194 | 1,875 | 6 |
| 28 | GAIN DUE TO MONETARY POSITION | -26,599 | -576 | -71,195 | -216 |
| 42 | LOSS ON RESTATEMENT OF UDI'S | 12,115 | 263 | 0 | 0 |
| 43 | PROFIT ON RESTATEMENT OF UDI'S | 685 | 15 | 0 | 0 |
| **8** | **OTHER FINANCIAL OPERATIONS** | **0** | **100** | **0** | **100** |
| 29 | OTHER NET EXPENSES (INCOME) NET | 0 | 0 | 0 | 0 |
| 30 | (PROFIT) LOSS ON SALE OF OWN SHARES | 0 | 0 | 0 | 0 |
| 31 | (PROFIT) LOSS ON SALE OF SHORT-TERM | 0 | 0 | 0 | 0 |
| **10** | **RESERVE FOR TAXES AND WORKERS' PROFIT SHARING** | **-25,200** | **100** | **15,663** | **100** |
| 32 | INCOME TAX | 22,963 | 91 | 21,952 | 140 |
| 33 | DEFERED INCOME TAX | -48,163 | -191 | -6,289 | -40 |
| 34 | WORKERS' PROFIT SHARING | 0 | 0 | 0 | 0 |
| 35 | DEFERED WORKERS' PROFIT SHARING | 0 | 0 | 0 | 0 |

(***) THOUSANDS OF DOLLAR

# MEXICAN STOCK EXCHANGE
# SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**
**FAR BEN, S.A. DE C.V.**

QUARTER: 4 YEAR: **2003**

**CONSOLIDATED EARNING STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 36 | TOTAL SALES | 5,033,819 | 4,904,884 |
| 37 | NET INCOME OF THE YEAR | -14,205 | 23,210 |
| 38 | NET SALES (**) | 4,881,327 | 4,623,638 |
| 39 | OPERATION INCOME (**) | 32,345 | -33,291 |
| 40 | NET INCOME OF MAYORITY INTEREST(**) | 82,254 | -129,682 |
| 41 | NET CONSOLIDATED INCOME(**) | 82,254 | -129,682 |

**(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED**

# MEXICAN STOCK EXCHANGE
## SIFIC/ICS

STOCK EXCHANGE CODE :**BEVIDES**
**FAR BEN, S.A. DE C.V.**

QUARTER: 4 YEAR: **2003**

**EARNING STATEMENT QUARTERLY**
FROM OCTOBER THE 1st TO DECEMBER 31 OF 2003 AND 2002
(Thousands of Pesos)

**Final Printing**

| REFS | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | % | QUARTER OF PREVIOUS FINANCIAL YEAR Amount | % |
|---|---|---|---|---|---|
| **1** | **NET SALES** | **1,308,860** | **100** | **1,196,985** | **100** |
| 2 | COST OF SALES | 953,384 | 73 | 871,757 | 73 |
| **3** | **GROSS INCOME** | **355,476** | **27** | **325,228** | **27** |
| 4 | OPERATING | 312,313 | 24 | 348,883 | 29 |
| **5** | **OPERATING IN COME** | **43,163** | **3** | **-23,655** | **-2** |
| 6 | TOTAL FINANCING | -1,820 | 0 | 5,554 | 0 |
| **7** | **INCOME AFTER FINANCING COST** | **44,983** | **3** | **-29,209** | **-2** |
| 8 | OTHER FINANCIAL OPERATIONS | 0 | 0 | 0 | 0 |
| **9** | **INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING** | **44,983** | **3** | **-29,209** | **-2** |
| 10 | RESERVE FOR TAXES AND WORKERS´PROFIT SHARING | -25,200 | -2 | -9,011 | -1 |
| **11** | **NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING** | **70,183** | **5** | **-20,198** | **-2** |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES | 3,476 | 0 | 640 | 0 |
| **13** | **CONSOLIDATED NET INCOME OF CONTINUOUS OPERATION** | **73,659** | **6** | **-19,558** | **-2** |
| 14 | INCOME OF DISCONTINUOUS OPERATIONS | 892 | 0 | -6,645 | -1 |
| **15** | **CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS** | **72,767** | **6** | **-12,913** | **-1** |
| 16 | EXTRAORDINARY ITEMS NET EXPENSES | 17,567 | 1 | 60,077 | 5 |
| 17 | NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES | 0 | 0 | 0 | 0 |
| **18** | **NET CONSOLIDATED INCOME** | **55,200** | **4** | **-72,990** | **-6** |
| 19 | NET INCOME OF MINORITY INTEREST | 4 | 0 | -48 | 0 |
| **20** | **NET INCOME OF MAJORITY INTEREST** | **55,196** | **4** | **-72,942** | **-6** |

# MEXICAN STOCK EXCHANGE
## SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**
**FAR BEN, S.A. DE C.V.**

QUARTER: 4 YEAR: **2003**

**EARNING STATEMENT QUARTERLY**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REFS | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **1** | **NET SALES** | **1,308,860** | **100** | **1,196,985** | **100** |
| 21 | DOMESTIC | 1,308,860 | 100 | 1,196,985 | 100 |
| 22 | FOREIGN | 0 | 0 | 0 | 0 |
| 23 | TRANSLATED INTO DOLLAR (***) | 0 | 0 | 0 | 0 |
| **6** | **TOTAL FINANCING COST** | **-1,820** | **100** | **5,554** | **100** |
| 24 | INTEREST PAID | 6,682 | 367 | 32,317 | 582 |
| 25 | EXCHANGE LOSSES | 0 | 0 | 213 | 4 |
| 26 | INTEREST EARNED | 434 | 24 | 2,855 | 51 |
| 27 | EXCHANGE PROFITS | 1,855 | 102 | 0 | 0 |
| 28 | GAIN DUE TO MONETARY POSITION | -11,239 | -618 | -24,121 | -434 |
| 42 | LOSS ON RESTATEMENT OF UDI'S | 5,026 | 276 | 0 | 0 |
| 43 | PROFIT ON RESTATEMENT OF UDI'S | 0 | 0 | 0 | 0 |
| **8** | **OTHER FINANCIAL OPERATIONS** | **0** | **100** | **0** | **100** |
| 29 | OTHER NET EXPENSES (INCOME) NET | 0 | 0 | 0 | 0 |
| 30 | (PROFIT) LOSS ON SALE OF OWN SHARES | 0 | 0 | 0 | 0 |
| 31 | (PROFIT) LOSS ON SALE OF SHORT-TERM | 0 | 0 | 0 | 0 |
| **10** | **RESERVE FOR TAXES AND WORKERS' PROFIT SHARING** | **-25,200** | **100** | **-9,011** | **100** |
| 32 | INCOME TAX | 0 | 0 | -9,011 | -100 |
| 33 | DEFERED INCOME TAX | -25,200 | -100 | 0 | 0 |
| 34 | WORKERS' PROFIT SHARING | 0 | 0 | 0 | 0 |
| 35 | DEFERED WORKERS' PROFIT SHARING | 0 | 0 | 0 | 0 |

(***) THOUSANDS OF DOLLAR

# MEXICAN STOCK EXCHANGE

## SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**

**FAR BEN, S.A. DE C.V.**

QUARTER: **4** YEAR: **2003**

**CONSOLIDATED FINANCIAL STATEMENT**

FROM JANUARY THE 1st TO DECEMBER 31 OF 2003 AND 2002

(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| **1** | **CONSOLIDTED NET INCOME** | **82,254** | **-129,682** |
| 2 | +(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH | 75,165 | 140,467 |
| **3** | **CASH FLOW FROM NET INCOME OF THE YEAR** | **157,419** | **10,785** |
| 4 | CASH FLOW FROM CHANGE IN WORKING CAPITAL | -150,725 | 173,137 |
| **5** | **CASH GENERATED (USED) IN OPERATING ACTIVITIES** | **6,694** | **183,922** |
| 6 | CASH FLOW FROM EXTERNAL FINANCING | -18,320 | -571,249 |
| 7 | CASH FLOW FOM INTERNAL FINANCING | 0 | 602,380 |
| **8** | **CASH FLOW GENERATED (USED) BY FINANCING** | **-18,320** | **31,131** |
| **9** | **CASH FLOW GENERATED (USED) BY INVESTMENT ACTIVITIES** | **-96,208** | **-14,533** |
| 10 | NET INCREASE (DECREASE) IN CASH AND INVESTMENTS | -107,834 | 200,520 |
| 11 | CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD | 291,908 | 91,397 |
| 12 | CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD | 184,074 | 291,917 |

# MEXICAN STOCK EXCHANGE

## SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**
**FAR BEN, S.A. DE C.V.**

QUARTER: 4 YEAR: **2003**

**CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 2 | **+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH** | **75,165** | **140,467** |
| 13 | DEPRECIATION AND AMORTIZATION FOR THE | 99,636 | 93,378 |
| 14 | +(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS | 14,035 | 0 |
| 15 | +(-) NET LOSS (PROFIT) IN MONEY | 0 | 0 |
| 16 | +(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION | 0 | 0 |
| 17 | +(-) OTHER ITEMS | -38,506 | 47,089 |
| 4 | **CASH FLOW FROM CHANGE IN WORKING CAPITAL** | **-150,725** | **173,137** |
| 18 | +(-) DECREASE (INCREASE) IN ACCOUNT | 30,723 | 92,949 |
| 19 | +(-) DECREASE (INCREASE) IN INVENTORIES | -67,504 | 29,937 |
| 20 | +(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE | -165,051 | -4,475 |
| 21 | +(-) INCREASE (DECREASE) IN SUPPLIER | 61,002 | 33,577 |
| 22 | +(-) INCREASE (DECREASE) IN OTHER | -9,895 | 21,149 |
| 6 | **CASH FLOW FROM EXTERNAL FINANCING** | **-18,320** | **-571,249** |
| 23 | + SHORT-TERM BANK AND STOCK MARKET | 0 | 0 |
| 24 | + LONG -TERM BANK AND STOCK MARKET | 0 | 0 |
| 25 | + DIVIDEND RECEIVED | 0 | 0 |
| 26 | + OTHER FINANCING | 0 | 0 |
| 27 | (-) BANK FINANCING AMORTIZATION | 0 | -134,637 |
| 28 | (-) STOCK MARKET AMORTIZATION | -18,320 | -436,612 |
| 29 | (-) OTHER FINANCING AMORTIZATION | | |
| 7 | **CASH FLOW FROM INTERNAL FINANCING** | **0** | **602,380** |
| 30 | +(-) INCREASE (DECREASE) IN CAPITAL | 0 | 602,380 |
| 31 | (-) DIVIDENS PAID | 0 | 0 |
| 32 | + PREMIUM ON SALE OF SHARES | 0 | 0 |
| 33 | + CONTRIBUTION FOR FUTURE CAPITAL | 0 | 0 |
| 9 | **CASH FLOW GENERETED (UTILIZED) IN INVESTMENT ACTIVITIES** | **-96,208** | **-14,533** |
| 34 | +(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE | -713 | 0 |
| 35 | (-) ACQUISITION OF PROPERTY, PLANT AND | -173,862 | -15,685 |
| 36 | (-) INCREASE IN CONSTRUCTIONS IN | 0 | 0 |
| 37 | + SALE OF OTHER PERMANENT | 0 | 0 |
| 38 | + SALE OF TANGIBLE FIXED ASSETS | 96,049 | 1,152 |
| 39 | +(-) OTHER ITEMS | -17,682 | 0 |

# MEXICAN STOCK EXCHANGE
## SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**
**FAR BEN, S.A. DE C.V.** QUARTER: 4 YEAR: **2003**

**RATIOS**
**CONSOLIDATED**

Final Printing

| REF P | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | QUARTER OF PREVIOUS FINANCIAL YEAR |
|---|---|---|---|
| | **YIELD** | | |
| 1 | NET INCOME TO NET SALES | 1.69 % | -2.80 % |
| 2 | NET INCOME TO STOCK HOLDERS' EQUITY (**) | 8.17 % | -13.52 % |
| 3 | NET INCOME TO TOTAL ASSETS (**) | 3.45 % | -5.66 % |
| 4 | CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME | 0.00 % | 0.00 % |
| 5 | INCOME DUE TO MONETARY POSITION TO NET INCOME | 32.34 % | -54.90 % |
| | **ACTIVITY** | | |
| 6 | NET SALES TO NET ASSETS (**) | 2.05 times | 2.02 times |
| 7 | NET SALES TO FIXED ASSETS (**) | 6.46 times | 4.71 times |
| 8 | INVENTORIES ROTATION (**) | 5.13 times | 5.41 times |
| 9 | ACCOUNTS RECEIVABLE IN DAYS OF SALES | 6 days | 9 days |
| 10 | PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) | 8.66 % | 34.86 % |
| | **LEVERAGE** | | |
| 11 | TOTAL LIABILITIES TO TOTAL ASSETS | 57.79 % | 58.15 % |
| 12 | TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY | 1.37 times | 1.39 times |
| 13 | FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES | 0.05 % | 0.06 % |
| 14 | LONG-TERM LIABILITIES TO FIXED ASSETS | 39.80 % | 32.46 % |
| 15 | OPERATING INCOME TO INTEREST PAID | 1.24 times | -0.30 times |
| 16 | NET SALES TO TOTAL LIABILITIES (**) | 3.54 times | 3.47 times |
| | **LIQUIDITY** | | |
| 17 | CURRENT ASSETS TO CURRENT LIABILITIES | 1.43 times | 1.21 times |
| 18 | CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES | 0.72 times | 0.53 times |
| 19 | CURRENTS ASSETS TO TOTAL LIABILITIES | 1.04 times | 0.86 times |
| 20 | AVAILABLE ASSETS TO CURRENT LIABILITIES | 18.30 % | 30.71 % |
| | **CASH FLOW** | | |
| 21 | CASH FLOW NET INCOME TO NET SALES | 3.22 % | 0.23 % |
| 22 | CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES | -3.09 % | 3.74 % |
| 23 | CASH GENERATED (USED) IN OPERATING TO INTEREST PAID | 0.26 times | 1.65 times |
| 24 | EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | 100.00 % | -1,834.98 % |
| 25 | INTERNAL FINANCING TO CASH GENERATED IN FINANCING | 0.00 % | 1,934.98 % |
| 26 | ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES | 180.71 % | 107.93 % |

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

# MEXICAN STOCK EXCHANGE
## SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**
**FAR BEN, S.A. DE C.V.**

QUARTER: 4 YEAR: **2003**

**DATA PER SHARE**
**CONSOLIDATED FINANCIAL STATEMENT**

**Final Printing**

| REF D | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | | Amount | | Amount |
| 1 | BASIC PROFIT PER ORDINARY SHARE (**) | $ | 0.20 | $ | -0.29 |
| 2 | BASIC PROFIT PER PREFERENT SHARE (**) | $ | 0.00 | $ | 0.00 |
| 3 | DILUTED PROFIT PER ORDINARY SHARE (**) | $ | 0.00 | $ | 0.00 |
| 4 | CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**) | $ | 0.20 | $ | -0.29 |
| 5 | EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ | -0.01 | $ | 0.00 |
| 6 | EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ | -0.04 | $ | 0.13 |
| 7 | EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ | 0.00 | $ | 0.00 |
| 8 | CARRYING VALUE PER SHARE | $ | 2.46 | $ | 2.35 |
| 9 | CASH DIVIDEND ACUMULATED PER SHARE | $ | 0.00 | $ | 0.00 |
| 10 | DIVIDEND IN SHARES PER SHARE | | 0.00 shares | | 0.00 shares |
| 11 | MARKET PRICE TO CARRYING VALUE | | 0.97 times | | 1.10 times |
| 12 | MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**) | | 11.93 times | | -8.48 times |
| 13 | MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**) | | 0.00 times | | 0.00 times |

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.